Exhibit 3.1(b)

DEAN HELLER
Secretary of State                               FILED # C621-04
204 North Carson Street, Suite 1                 November 12, 2004
Carson City, Nevada 89701-4299                   IN THE OFFICE OF
(775) 684 5708                                   /s/ Dean Heller
Website: secretaryofstate.biz                    DEAN HELLER SECRETARY OF STATE


                            CERTIFICATE OF AMENDMENT
                       (PURSUANT TO NRS 78.385 and 78.390)

              Certificate of Amendment to Articles of Incorporation
                    For Nevada Profit Corporations (Pursuant
                         to NRS 78.385 and 78.390 - After issuance of Stock)

1.   Name of Corporation: American Metal Technology Group
2. The articles have been amended as follows (provide article numbers, if available): 3. Shares

     The amount of the total authorized capital stock of the corporation shall be twenty million shares of common stock with a par value of $.001 per share. Further more, upon the effectiveness in the increase of the number of authorized capital shares, all outstanding common stock of the Company shall be forward split in a ratio of 1000 for 1
3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100% of the total outstanding shares
4.   Effective date of filing (optional): (left blank)
5.   Officer Signature (required): /s/ Monica Ding